Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia

Postal Address: PO Box 393 Hamilton, Qld 4007, Australia

Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

26 November 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34648

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange, for your reference pursuant to Section 12g3-2(b) file number 82-34648.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 1/13

SAM'S SEAFOOD HOLDINGS LIsMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

26 November 2002

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

PROPERTY ACQUISITIONS

Sam's Seafood Properties Limited, a wholly owned subsidiary of Sam's Seafood Holdings Limited, has entered into agreements to acquire two parcels of properties located at 31, 32 and 33 Lord St, Gladstone, for a total consideration of $650,000. These properties are adjacent to the property acquired when Gladstone Seafresh was bought (refer to the announcement made on August 2, 2002).

The purpose in Sam's Seafood Properties purchasing these properties is to secure sufficient space to build the retail and distribution centre in Gladstone for Sam's Seafood Capricorn Coast Pty Ltd and generate additional rental revenue for Sam's Seafood Properties Limited.

LEASE AGREEMENT WITH CUSTOMS

Sam's Seafood Properties Limited wishes to advise that it has signed a Heads of Agreement with Federal Customs based in Gladstone to lease the existing building attached to 31 Lord St, Gladstone. The proposed annual rental from this lease is around $90,000 + GST per annum, which fetches an above satisfactory return on the property investment at 31 Lord St.

Ken Situ
Company Secretary